

November 13, 2012

William Clark
President
Spindle, Inc.
18835 N. Thompson Peak Parkway, Suite 210
Scottsdale, AZ 85255

      Re: Spindle, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 30, 2012
            Response dated October 30, 2012
            File No. 333-145088

Dear Mr. Clark:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 - History and organization of the company, page F-6

1. We read your responses to comments 4 and 6 and reissue our prior comments. Please note that a business is an integrated set of activities and assets that is <u>capable</u> of being conducted and managed for the purpose of providing a return to investors. Further, a business consists of inputs (including intangible assets) and processes applied to those inputs that have the ability to <u>create</u> outputs. Refer to ASC 805-10-20 and 805-10-55-4. We also note the apparent change in control and in senior management resulting from the transaction. It appears the transaction is in substance was a reverse recapitalization. If there have been no change in control, we are unclear your basis of presenting current year SMI financial statements alongside prior year Coyote Hill

financial statements. Please advise us further, or revise your financial statements along with a revised audit opinion.

2. We read your response to comment 5 and await your amendment.

Item 9A(T) – Controls and Procedures, page 44

3. We read your response to comment 8. Please amend your June 30, 2012 Form 10-Q to correct the inaccurate disclosure with respect to your conclusion regarding your disclosure controls and procedures.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief